Exhibit 99.4

How we structure ourselves to create value Our foundation businesses (our existing operations) and functions are arranged along an integrated value chain that draws on each business’s unique capabilities and areas of specialisation to enable integrated thinking and decision-making in the organisation. Source Make Sell feedstock products products ation and • Secunda • Sasolburg • Mozambique - gas • Canada • Gabon - oil • Secunda Synfuels• Natref • Secunda Chemicals • North American • Sasolburg Operations Operations • Satellite Operations • Eurasian Operations • Liquid fuels • Electricity • Gas • ORYX GTL • Escravos GTL • Base Chemicals • Performance Chemicals Supported by Group functions to enable business What differentiates us Our highly cash generative and diverse asset portfolio Our distinctly skilled people with upstream, engineering and technical capabilities Our ability to manage complex integrated value chains and production facilities Value to stakeholders Strong global customer relationships Strong US and EU presence in specialty chemicals Formidable Energy brand in South Africa Energy Chemicals Explor Mining Production International Operations Strategic business units Regional operating hubs Operating business units